

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

Art Zeile
President and Chief Executive Officer
DHI Group, Inc.
6465 South Greenwood Plaza, Suite 400
Centennial, CO 80111

     Re: DHI Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 11, 2022
          File No. 001-33584

Dear Mr. Zeile:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Non-GAAP Financial Measures, page 46

1.   Please present net income (loss) margin wherever adjusted EBITDA margin is presented in your Forms 10-K, Forms 10-Q and Item 2.02 Forms 8-K. Also, refer to adjusted EBITDA margin, rather than EBITDA margin, when adjusted EBITDA margin is discussed on page 5 and elsewhere throughout your filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3669 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services